FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated August 3, 2005, announcing its results for the quarter ended June 30, 2005, and the appointment of Mr. Joshua Levinberg as Executive Vice President of Business Development.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: August 4, 2005

Gilat Announces Second Quarter 2005 Results

Petah Tikva, Israel, August 3, 2005 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ending June 30, 2005.

Revenues for the second quarter of 2005 were US$51.4 million and net loss was US$(0.5) million or US$(0.02) diluted per share. By comparison, revenues for the second quarter of 2004 were US$57.5 million and net loss was US$(1.8) million or US$(0.08) diluted per share. Included in the second quarter of 2005 results are US$4.8 million in depreciation and amortization expenses as compared to US$7.8 million in the same period last year.

Revenues for the six month period ended June 30, 2005 were US$104.4 million and net loss was US$(1.5) million or US$(0.07) diluted per share. By comparison, revenues for the six-month period ended June 30, 2004 were US$114.9 million, and net loss was US$(8.3) million or US$(0.37) diluted per share. Included in these six months results are US$10.2 million in depreciation and amortization expenses in the six-month period ended June 30, 2005 as compared to US$16.0 million in the same period last year.

The Company reported total cash balances (including cash and cash equivalents, short and long-term restricted cash, short and long-term restricted cash held by trustees less short-term bank credit) of US$116.0 million as of June 30, 2005, an increase of US$3.9 million from the cash balance of US$112.1 million as of March 31, 2005. Not included in these amounts is a US$5.1 million payment made in July to the Israeli Tax Authorities as part of the settlement agreement for the Company’s tax assessment for the years 1998-2003, as previously announced by the Company, as well as scheduled loan amortization and interest payments in an amount of approximately US$7.5 million. As of July 30, 2005, the Company had approximately US$103 million cash balances (as defined above) and approximately US$125 million long-term loans (including current maturities of long-term loans) and convertible subordinated notes.

The Company also announced the appointment of Mr. Joshua Levinberg as Executive Vice President of Business Development. Mr. Levinberg is the co-founder of Gilat and from June 1999 to 2003 served as Senior Vice President for Business Development having previously served in that position from 1994 to April 1998. In 1998-1999, Mr. Levinberg served as Chief Executive Officer of Gilat to Home Latin America (Antilles) N.V., previously Global Village Telecom Antilles N.V. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. Mr. Joshua Levinberg is the brother of Mr. Amiram Levinberg, CEO and Chairman of the Company.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 80 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.”

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tal Payne, Chief Financial Officer
Tel: +972 3 925 2266; talp@gilat.com

Gilat Media Contact:
Hanita Rosenthal, Director of Corporate Marketing
Tel: +(972)3-925-2408; hanitar@gilat.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheet
US dollars in thousands

	June 30,	December 31,
	2005	2004
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	73,176	75,771
Short-term restricted cash	22,467	14,168
Restricted cash held by trustees	6,981	10,620
Trade receivables (net of allowance for doubtful accounts)	30,142	31,380
Inventories	18,751	23,277
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	26,066	27,413

Total current assets	177,583	182,629

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	7,076	7,534
Long-term restricted cash held by trustees	17,789	18,994
Severance pay fund	7,956	7,933
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	28,055	27,728

	60,876	62,189

PROPERTY AND EQUIPMENT, NET	130,886	137,198

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	9,222	9,432

TOTAL ASSETS	378,567	391,448

	June 30,	December 31,
	2005	2004
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	11,444	4,159
Current maturities of long-term loans	10,381	8,869
Trade payables	16,095	21,245
Accrued expenses	25,370	28,011
Short-term advances from customer held by trustees	14,094	13,500
Other accounts payable	38,223	40,048

Total current liabilities	115,607	115,832

LONG-TERM LIABILITIES:
Accrued severance pay	7,847	8,172
Long-term advances from customer held by trustees	35,020	40,226
Long-term loans, net of current maturities	103,975	108,182
Accrued interest related to restructured debt	14,437	16,793
Other long-term liabilities	15,357	15,951
Excess of losses over investment in affiliates	720	2,102
Convertible subordinated notes	16,333	16,171

Total long-term liabilities	193,689	207,597

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	992	984
Additional paid in capital	719,039	718,096
Accumulated other comprehensive loss	(776)	(2,624)
Accumulated deficit	(649,984)	(648,437)

Total shareholders' equity	69,271	68,019

Total liabilities and shareholders' equity	378,567	391,448

Gilat Satellite Networks Ltd.
Condensed Consolidated Statements of Operations
US dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2005	2004	2005	2004
	Unaudited		Unaudited

Revenues	104,408	114,948	51,370	57,534
Cost of Revenues	68,530	80,748	33,371	38,543
Write-off of inventories		2,000

Gross profit	35,878	32,200	17,999	18,991

Research and development expenses:
Expenses incurred	8,900	9,241	4,068	4,556
Less - grants	2,260	2,476	1,491	924

	6,640	6,765	2,577	3,632

Selling, marketing, general and administrative expenses	29,568	34,540	15,062	17,170
Gain from derecognition of liability		(245)		(245)

Operating income (Loss)	(330)	(8,860)	360	(1,566)

Financial income (expenses) - net	454	1,072	(247)	490
Other income (expenses)	208		367

Income (loss) before taxes on income	332	(7,788)	480	(1,076)

Taxes on income	2,279	1,790	958	1,205

Loss after taxes on income	(1,947)	(9,578)	(478)	(2,281)

Equity in profits of affiliated companies	400	487		487
Minority interest in losses of a subsidiary		164

Net loss from continuing operations	(1,547)	(8,927)	(478)	(1,794)

Gain from cumulative effect of a change
in an accounting principle		611

Net loss	(1,547)	(8,316)	(478)	(1,794)

Basic net loss per share	(0.07)	(0.37)	(0.02)	(0.08)

Diluted net loss per share	(0.07)	(0.37)	(0.02)	(0.08)

Shares used in basic net income per share computation	22,350	22,226	22,377	22,226

Shares used in diluted net income per share computation	22,350	22,226	22,377	22,226